650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

April 27, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Kathleen Collins, Accounting Branch Chief

Christine Dietz, Assistant Chief Accountant

Frank Knapp, Staff Accountant

Re:	Twitter, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 29, 2016

File No. 001-36164

Ladies and Gentlemen:

We are submitting this letter on behalf of Twitter, Inc. (the “Company”) in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter dated April 13, 2016 that relates to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (File No. 001-36164) that was filed with the Commission on February 29, 2016 (the “Form 10-K”). The Staff’s comment is restated below in bold italics and the headings and numbered response correspond to the headings and numbering in the Staff’s letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Provision (Benefit) for Income Taxes, page 53

1.

We note that your income tax benefit increased significantly in fiscal year 2015. Your disclosures indicate that the change was due to the “increased income tax benefit arising from acquisitions,” however the details of the acquisition tax benefits are not disclosed. Please explain to us the nature of the acquisition tax benefits, quantify the impact and tell us in which line item they are reflected in your rate reconciliation on page 93. As part of your response, please tell us what consideration was given to providing more detailed disclosure of what the acquisition tax benefits represent.

AUSTIN      BEIJING      BOSTON      BRUSSELS      HONG KONG      LOS ANGELES      NEW YORK      PALO ALTO
SAN DIEGO      SAN FRANCISCO      SEATTLE      SHANGHAI      WASHINGTON, DC      WILMINGTON, DE

Securities and Exchange Commission

April 27, 2016

The Company respectfully advises the Staff that the acquisition tax benefits resulted from the impact of releasing a valuation allowance upon recording deferred tax liabilities in purchase accounting for amortizable intangible assets acquired through stock acquisitions.  As these deferred tax liabilities were primarily recorded in the United States, they are available to offset United States (U.S.) deferred tax assets, thereby resulting in a release of the related valuation allowance of the same amount.  The Company disclosed the amount of amortizable intangible assets and the related deferred tax liabilities recorded in acquisitions for each year in Note 8 (Acquisitions) to the consolidated financial statements, on pages 82 and 83 of the Form 10-K. More specifically, the deferred tax liabilities recorded in fiscal year 2015 in connection with acquisitions totaled $25.8 million (consisting of $22.4 million related to the acquisition of TellApart and $3.4 million related to other acquisitions) of which $24.2 million relates to U.S. jurisdictions and $1.6 million relates to a non-U.S. jurisdiction. The resulting valuation allowance release represents the majority of the U.S. federal and state deferred tax benefit disclosed in the table in Note 13 (Income Taxes) on page 93 of the Form 10-K, which delineates the components of income tax expense (benefit) between current and deferred. As disclosed in Note 13, on page 94 of the Form 10-K, the Company established a full valuation allowance against its U.S. deferred tax assets.

The Company respectfully advises the Staff that, as disclosed on page 53 of the Form 10-K, the $11.7 million increase in income tax benefits in 2015 compared to 2014 was primarily due to the increased income tax benefit arising from acquisitions, partially offset by the increased income tax expense in foreign jurisdictions. The table in Note 13 (Income Taxes), on page 93 of Form 10-K, which sets forth the components of the benefit from income taxes illustrates the year-over-year increase in deferred tax benefit for the federal and state jurisdictions of $14.9 million and the total foreign income tax expense increase of $2.7 million. The table illustrates $12.2 million of the year over year increase in the overall income tax benefit, with an offsetting amount of $0.5 million related to the increase in state tax expense year over year. The tax benefits arising from the valuation allowance release in connection with acquisitions are reflected in the Company’s rate reconciliation on page 93 of the Form 10-K within the line entitled “Valuation Allowance.”

In future periods, the Company intends to clarify further its description of the income tax benefits resulting from acquisitions in the Management’s Discussion and Analysis of Financial Condition and Results of Operations.

* * * * * * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

April 27, 2016

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 493-9300.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Lisa Stimmell

cc:	Anthony Noto, Twitter, Inc.

Vijaya Gadde, Twitter, Inc.

Sean Edgett, Twitter, Inc.

Katharine A Martin, Wilson Sonsini Goodrich & Rosati, Professional Corporation